

Earnings Presentation

Third Quarter 2026

Quarter Ended September 30, 2026

AMERICAN
COASTAL
INSURANCE
CORPORATION

NASDAQ: ACIC

amcoastal.com

Forward-Looking Statements & Non-GAAP Measures

This presentation and the accompanying remarks contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements include expectations regarding our diversification, growth opportunities, retention rates, liquidity, investment returns and ability to meet our investment objectives and to manage and mitigate market risk with respect to our investments. These statements are based on current expectations, estimates and projections about the industry and market in which we operate, and management's current beliefs and assumptions. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "endeavor," "project," "believe," "anticipate," "intend," "could," "would," "estimate" or "continue" or the negative variations thereof, or comparable terminology, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The risks and uncertainties include, without limitation: the regulatory, economic and weather conditions in the states in which we operate; the impact of new federal or state regulations that affect the property and casualty insurance market; the cost, variability and availability of reinsurance; assessments charged by various governmental agencies; pricing competition and other initiatives by competitors; our ability to attract and retain the services of senior management; the outcome of litigation pending against us, including the terms of any settlements; dependence on investment income and the composition of our investment portfolio and related market risks; our exposure to catastrophic events and severe weather conditions; downgrades in our financial strength ratings; risks and uncertainties relating to our acquisitions, including our ability to successfully integrate the acquired companies; and other risks and uncertainties described in the section entitled "Risk Factors" and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report in Form 10-K for the year ended December 31, 2025 and 2024. We caution you not to place undue reliance on these forward-looking statements, which are valid only as of the date they were made. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence of unanticipated events, or otherwise.

This presentation contains certain non-GAAP financial measures. These measures should be considered supplementary to our results of operations and financial condition that are presented in accordance with GAAP and should not be viewed as a substitute for GAAP measures. See our earnings release, Form 10-K and Form 10-Q for further information regarding these non-GAAP financial measures.

The Investment Case

ACIC is a disciplined, high-return specialty underwriter compounding book value through the cycle.

Leading Franchise

The #1 admitted commercial-residential insurer in Florida; profitable every year since 2007. [1]

Alignment & Capital

Roughly 50% insider-owned, compounding book value, and returning capital to shareholders.

Discipline & Returns

20%+ ROE and a 68.4% underlying combined ratio, earned during a soft market with declining pricing.

Growth Optionality

A credible path to broader specialty E&S: AmRisc now, ACES ahead. Preparing to take advantage of the next hard market.

Catastrophe Protection

Structured so a severe hurricane year is an earnings event, not a capital event.

[1] *GAAP results for AmCoastal only*

The Leading Florida Franchise

The #1 admitted commercial-residential insurer in Florida, profitable every year since 2007. A perpetual and exclusive agreement with AmRisc, the market leader in catastrophe exposed underwriting. [1]

How the business is built

- **AmCoastal** — the balance-sheet carrier, with the #1 admitted commercial-residential share in Florida.
- **AmRisc** — an exclusive distribution and underwriting partner, not a subsidiary.
- **Skyway (SKU)** — the managing general agency that produces and underwrites commercial property.
- **ACES** — the emerging specialty E&S carrier that expands underwriting reach over time.

#1
FL commercial–residential

~4,628
Direct Policies in force

$552.5M
Premium in force

2007
Profitable since inception

[1] *In the third quarter the Company executed an amendment to the agreement with AmRisc, making the agreement perpetual in nature.*

Third Quarter 2026 Financial Scorecard

Another profitable quarter: margin and returns continue to be strong despite the soft market cycle.

Core EPS	Core Return on Equity	Combined Ratio
$0.42 3Q-25: $0.61	**24.1%** 3Q-25: 44.5%	**64.7%** 3Q-25: 56.9%

Book Value / Share	Tangible Book Value / Share	Underlying Combined Ratio
$7.52 +15.5% vs YE 2025	**$6.23** +19.3% vs YE 2025	**68.4%** 3Q-25: 57.8%

Compared to the prior-year quarter unless noted. Reconciliations in Detailed Financials.

Managing the Cycle

We are prioritizing underwriting margin over top-line growth, and the returns show it is working.

The market has been softening

- Gross written premium up 3.2% year-over-year, on a ~26% decline in net pricing, with E&S contributing $8.6M offsetting the softening market.
- Ceded premium earned down 10.9% year-over-year, as we begin earning off our new reinsurance program at reduced pricing.
- We are declining underpriced accounts rather than defending position at the expense of returns.

Our discipline is working

- Underlying combined ratio held at 68.4%, an uptick from 57.8% in the prior year, but still best in class and consistent with our prior periods (68.3% and 68.7% in Q1 and Q2 2026, respectively).
- Return on equity of 22.9%.
- Book value per share up 15.5% since December 31, 2025, and 12.1% year-over-year and compounding.
- The Company received ACES Certificate of Authority from Arizona in early October and intends to begin writing business on or about December 1, 2026.

Pricing remains above its long-run mean; the technical pricing chart is in Detailed Financials.

Third Quarter 2026 Results

Core income of $20.4M and a 68.4% underlying combined ratio, in line with our targets.

Earnings

	3Q-26	3Q-25
Net premiums earned	$65.5M	$80.8M
Total revenue	$70.7M	$90.4M
Net income	**$19.4M**	**$32.5M**
Diluted EPS	$0.40	$0.65
Core income	**$20.4M**	**$30.5M**
Core EPS (diluted)	$0.42	$0.61

Combined Ratio Reconciliation

	3Q-26	3Q-25
Net loss & LAE ratio	12.2%	11.4%
Net expense ratio	52.5%	45.5%
Combined ratio	**64.7%**	**56.9%**
Less: current year CAT	4.7%	0.5%
Less: unfavorable (favorable) PY development	(8.4)%	(1.4%)
Underlying combined ratio	**68.4%**	**57.8%**

Core income declined 33.1%, reflecting lower earned premium as we maintained pricing discipline.
$3.1M of current year catastrophe losses offset by $5.5M of favorable prior-year reserve development. Full P&L in Detailed Financials.

Compounding Book Value & Returning Capital

Book value compounding ~39% annually over three years, aligned ownership and capital returned.

Book Value per Share


$8
$7
$6
$5
$4
$3
$2
$1
$0
Q3-23
Q4-23
Q1-24
Q2-24
Q3-24
Q4-24
Q1-25
Q2-25
Q3-25
Q4-25
Q1-26
Q2-26
Q3-26

$2.78 (Q3-23) → $7.52 (Q3-26) | 3-yr CAGR 39.3%

Alignment & Capital Return

- ~50% owned by directors and officers.
- Special dividends of $0.50 (2024) and $0.75 (2025).
- Debt-to-total-capital improved to 29.6%.
- Ratings: Upgraded by Kroll in July. Kroll A (Stable), Demotech A (Exceptional), BBB (Stable) issuer.

Strong Catastrophe Protection

A severe hurricane year is expected to be an earnings event, not a capital event.

June 1, 2026 Renewal Outcome

- ~$1.68B of total per-occurrence limit placed.
- Reinsurer panel broadened from 25 to 31, with improved per-occurrence and aggregate protection.
- $400M of cascading coverage down to $50M in third and subsequent events.
- Multi-Year Coverage means $764M of limit placed ahead of the 2027 renewal excluding FHCF limit.
- All-perils covered above $23.5M retention for a first event.

Managing Net Premiums

- Quota share cession stepped down from 20% to 15% effective June 1, 2025.
- Reinsurance ceding ratio remained relatively flat at 52.8% inclusive of expanded coverage purchased.
- Net premium earned decreased 19.0% to $65.5M, driven by gross premium earned decreasing 14.9% offset by ceded premium earned decreasing 10.9%.

A Credible Path to Specialty E&S Growth

Broadening beyond Florida, without chasing underpriced business.

LIVE NOW

Lever 1 — AmRisc E&S Participation

- Quota share supporting AmRisc's nationwide E&S commercial property book.
- Commenced in March, $37.3M written premium year-to-date.
- Expected to produce $70-80M in written premium annually.

2027

Lever 2 — ACES & Skyway Platform

- ACES specialty carrier has received its Certificate of Authority from Arizona.
- Expected to begin contributing new E&S business on or about December 1, 2026.

High-Quality Investment Portfolio

A short-duration, high-quality portfolio adding steady, low-risk investment income.

2.3 yrs
Portfolio duration

5.09%
Yield-to-Maturity

80.5%
Rated A or higher

A
Composite rating

Total cash & investments of $707.9M as of September 30, 2026.

Asset composition ($M)


55%
34%
8%
3%
Cash
Fixed income
Equities
Other

In Summary

Q3 confirms the case: disciplined, high-return, well-protected, aligned and building growth.

Leading Franchise

The #1 admitted commercial-residential insurer in Florida; profitable every year since 2007.

Alignment & Capital

Book value +15.5% year-over-year, ~50% insider-owned, special dividends paid.

Discipline & Returns

68.4% underlying combined ratio and 24.1% core return on equity

Growth Optionality

E&S participation live now; ACES contributing in 2027.

Catastrophe Protection

6/1/2026 renewal improved terms and lowered cost; an earnings event, not a capital event.



Detailed Financials

- Summary of key results
- Operating overview
- Balance sheet
- Liquidity & book value trends
- Investment portfolio
- Pricing environment

3Q-26 & YTD-26 Summary of Key Results

The softening market has put pressure on margins, but we remain in line with our target.

$ in thousands, except per share amounts		Q3-26		Q3-25	Change		2026		2025	Change
Net income (loss)	**$**	**19,397**	**$**	**32,483**	**-40.3%**	**$**	**60,547**	**$**	**80,273**	**-24.6%**
per diluted share (EPS)	*$*	*0.40*	*$*	*0.65*		*$*	*1.23*	*$*	*1.61*	
Reconciliation to core income (loss), net of tax:										
Investment gains (losses)	*$*	*(497)*	*$*	*2,498*		*$*	*5,848*	*$*	*3,801*	
Amortization of intangible assets	*$*	*(482)*	*$*	*(482)*		*$*	*(1,446)*	*$*	*(1,444)*	
Gain (loss) from discontinued operations	*$*	*-*	*$*	*-*		*$*	*-*	*$*	*42*	
Total adjustments	*$*	*(979)*	*$*	*2,016*		*$*	*4,402*	*$*	*2,399*	
Core income (loss)	**$**	**20,376**	**$**	**30,467**	**-33.1%**	**$**	**56,145**	**$**	**77,874**	**-27.9%**
per diluted share (CEPS)	*$*	*0.42*	*$*	*0.61*		*$*	*1.14*	*$*	*1.57*	
Net loss & LAE ratio		12.2%		11.4%			18.5%		15.9%	
Net expense ratio		52.5%		45.5%			50.0%		44.7%	
Combined ratio		**64.7%**		**56.9%**	**7.8 pts**		**68.5%**		**60.6%**	**7.9 pts**
Less: Net current year catastrophe loss & LAE		*4.7%*		*0.5%*			*3.1%*		*0.2%*	
Less: Net (favorable) unfavorable reserve development		*-8.4%*		*-1.4%*			*-3.2%*		*-2.0%*	
Underlying combined ratio		***68.4%***		***57.8%***	***10.6 pts***		***68.6%***		***62.4%***	***6.2 pts***

ACIC

3Q-26 Operating Overview

The softening market continues to impact the book, but results remain strong.

$ in millions	Q3-26	Q3-25	Change	% Chg
Gross Premiums Earned	$ 138.5	$ 162.8	(24.3)	-14.9%
Ceded Premiums Earned	(73.0)	(81.9)	8.9	-10.9%
Net Premiums Earned	65.5	80.8	(15.4)	-19.1%
Investment & Other Income	5.9	6.4	(0.5)	-7.8%
Unrealized G(L) on Equities	(0.6)	3.2	(3.8)	-118.8%
Total Revenue	**70.7**	**90.4**	(19.7)	-21.8%
Underlying Loss & LAE	10.4	9.9	0.5	5.1%
Current year CAT Loss & LAE	3.1	0.4	2.7	675.0%
Prior year development (F)/U	(5.5)	(1.1)	(4.3)	390.9%
Net Loss & LAE	8.0	9.2	(1.2)	-13.0%
Policy Acquisition Costs	24.8	25.4	(0.6)	-2.4%
Operating Expense	9.5	11.3	(1.8)	-15.9%
Interest Expense	2.3	2.7	(0.4)	-14.8%
Total Expenses	**44.7**	**48.7**	(4.0)	-8.2%
Other income (expense)	(0.1)	0.7	(0.8)	-100.0%
Earnings from continuing operations before tax	**$ 26.0**	**$ 42.4**	(16.4)	-38.7%
Provision (benefit) for income tax	6.6	9.9	(3.3)	-33.3%
Net income from continuing operations	**$ 19.4**	**$ 32.5**	**$ (13.1)**	**-40.3%**

Revenue and earnings are under pressure as the market continues to soften. However, the Company will begin augmenting its existing book with its E&S initiatives on or about December 1, 2026, to provide an avenue for growth.

Balance Sheet Highlights

($ in thousands, except per share amounts)		Sep. 30 2026		Dec. 31 2025	% Change
Selected Balance Sheet Data					
Cash & investments	$	707,890	$	647,744	9.3%
Accumulated other comprehensive income (loss)	$	(12,682)	$	(7,242)	75.1%
Unpaid loss & LAE reserves	$	95,223	$	165,701	-42.5%
Reinsurance recoverable	$	69,821	$	128,205	-45.5%
Net Loss & LAE reserves	*$*	*25,402*	*$*	*37,496*	*-32.3%*
Financial debt	$	149,603	$	149,353	0.2%
Stockholders' equity	**$**	**355,679**	**$**	**317,565**	12.0%
Total capital	$	505,282	$	466,918	8.2%
Leverage Ratios					
Debt-to-total capital		29.6%		32.0%	-7.4%
Net premiums earned-to-stockholders' equity (annualized)		75.3%		96.6%	-22.1%
Per Share Data					
Common shares outstanding		47,289,189		48,764,802	-3.0%
Book value per common share	**$**	**7.52**	**$**	**6.51**	15.5%
Underlying book value per common share	$	7.79	$	6.66	16.9%
Tangible book value per common share	$	6.23	$	5.22	19.3%
Underlying tangible book value per common share	$	6.50	$	5.37	21.0%

Book value continues to grow, and liquidity remains strong.

Historical Pricing Environment

We continue to see pricing decrease but remain above historical mean and moving commensurate with reinsurance pricing.


Generational Hard Market
Normalized ROE
Jan Mar May Jul Sep Nov
2020
Jan Mar May Jul Sep Nov
2021
Jan Mar May Jul Sep Nov
2022
Jan Mar May Jul Sep Nov
2023
Jan Mar May Jul Sep Nov
2024
Jan Mar May Jul Sep Nov
2025
Jan Mar May Jul Sep
2026